SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/ Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934

NOLAND COMPANY
(Name of Subject Company)
NOLAND COMPANY
(Name of Person Filing Statement)
COMMON STOCK, $10.00 PAR VALUE
(Title of Class of Securities)
655286102
(CUSIP Number of Class of Securities)

Lloyd U. Noland, III
Chairman and President
80 29th Street
Newport News, Virginia 23607
(757) 928-9000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
With a copy to:
Allen C. Goolsby, Esq.
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, Virginia 23219
(804) 788-8200

Item 1.	Security and Subject Company
Name and Address
      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9, together with the exhibits and annexes hereto (this “Statement”), relates is Noland Company, a Virginia corporation (the “Company”). The address of the principal executive offices of the Company is 80 29th Street, Newport News, Virginia 23607. The telephone number of the principal executive offices of the Company is (757) 928-9000.
Securities
      The title of the class of equity securities to which this Statement relates is common stock, $10.00 par value per share, of the Company (the “Company Common Stock” or the “Shares”). As of April 19, 2005, there were 3,384,718 Shares issued and outstanding. The Company intends to issue 10,000 Shares to senior executives under the Noland Company Restricted Stock Plan (defined below) following the annual meeting of shareholders of the Company on May 6, 2005, as further described below under “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Executive Officers, Directors or Affiliates of the Company — Noland Company Restricted Stock Plan” and incorporated herein by reference.

Item 2.	Identity and Background of Filing Person
Name and Address
      The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption “Item 1. Security and Subject Company — Name and Address” above and are incorporated herein by reference.
Tender Offer and Merger
      This Statement relates to the cash tender offer by Winvest Inc. (“Purchaser”), a Virginia corporation and a wholly owned subsidiary of Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), dated April 19, 2005, filed by Purchaser and Parent with the United States Securities and Exchange Commission (the “SEC”), offering to purchase all of the issued and outstanding Shares at a price of $74.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated April 19, 2005, and the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(l) and (a)(2), respectively, to this Statement and are incorporated herein by reference.
      The Offer is being made pursuant to an Agreement of Merger, dated as of April 11, 2005, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, following the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”) and a direct wholly owned subsidiary of Parent. In the Merger, each issued and outstanding Share (other than Shares that are owned by Parent, Purchaser and any of their respective affiliates) will be canceled and will be converted automatically into the right to receive an amount equal to the Offer Price (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

      The Offer to Purchase states that the principal executive offices of each of Parent and Purchaser are located at 3110 Kettering Boulevard, Dayton, Ohio 45439 and the telephone number of each of Parent and Purchaser is (937) 531-6359.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements
Conflicts of Interest
      Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company’s directors, executive officers and affiliates and between the Company and Parent and Purchaser are, except as noted below, described in the Information Statement of the Company attached to this statement as Annex A (the “Information Statement”) and incorporated herein by reference. The Information Statement is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 issued under the Exchange Act in connection with Parent’s right pursuant to the Merger Agreement (after acquiring any of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the shareholders of the Company. Except as set forth in this Item 3 or in the Information Statement or as incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.
Arrangements with Executive Officers, Directors or Affiliates of the Company

Directors’ and Officers’ Indemnification
      The Merger Agreement provides that Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect for not less than six years from the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), if available, the Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) covering each person who was on or prior to April 11, 2005, or who becomes prior to the Effective Time, a director or officer of the Company or a subsidiary of the Company (“Indemnified Persons”) (provided that the Surviving Corporation may substitute therefor policies of third party insurers with comparable financial strength ratings to the Company’s current liability insurance providers of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time. The Merger Agreement provides, however, that in no event shall the Surviving Corporation be required to expend pursuant to the terms of the Merger Agreement more than an amount per year equal to 225% of current annual premiums paid by the Company for such D&O Insurance. In the event that, but for the limitation in the immediately preceding sentence, the Surviving Corporation would be required to expend more than 225% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 225% of current annual premiums. In the event that the Surviving Corporation elects to reduce the amount of insurance coverage as described in the preceding sentence, the Surviving Corporation is required to furnish to the Indemnified Persons then-covered by such D&O Insurance reasonable notice of such reduction in coverage and, to the extent additional coverage is available, afford such Indemnified Persons the opportunity to pay such additional premiums as may be necessary to maintain the existing level of D&O Insurance coverage.
      As allowed by Article 10 of the Virginia Stock Corporation Act (the “VSCA”), Article XI of the Company’s By-Laws (the “By-Laws”) provide for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Company) because (a) he or she is or was a director or officer of the Company or (b) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses incurred in connection with such proceeding, except such liabilities as are incurred because of such individual’s willful misconduct or knowing violation of the criminal law.
      The full text of Article XI of the Company’s By-Laws is attached as Exhibit (e)(3) to this Statement and is incorporated herein by reference.

Noland Company Executive Severance Plan
      On April 11, 2005, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors of the Company approved and adopted the Noland Company Executive Severance Plan (the “Severance Plan”), effective as of April 1, 2005.
      Under the Severance Plan, if during a Participant’s Protection Period (as defined in the Severance Plan) either (i) such Participant’s employment with the Company is terminated by the Company for any reason other than for Cause (as defined in the Severance Plan) or (ii) the Participant terminates his or her employment with the Company for Good Reason (as defined in the Severance Plan) then the Participant is entitled under the Severance Plan to receive a severance benefit equal in amount to the Severance Multiple (as defined in the Severance Plan) times the sum of (x) the Participant’s annualized base salary in effect as of the end of the month preceding the Participant’s Separation Date (as defined in the Severance Plan) and (y) the average annual bonus paid or deemed paid to the Participant for the three full calendar years immediately prior to the calendar year in which the Participant’s Separation Date occurs. Such severance benefit shall be payable monthly over the remaining full or partial months of the Participant’s Protection Period as of the Participant’s Separation Date. In addition, during the Participant’s Protection Period or such longer period as provided by the terms of the applicable welfare benefit plan, program, practice or policy, the Company shall continue medical, disability and life insurance benefits to the Participant and/or the Participant’s family. The Participant’s Protection Period is reduced by one day for each day of continued comparable employment by the Company or its successor and severance benefits are reduced by all amounts actually earned by Participant from other employment accepted by the Participant after the Participant’s Separation Date.
      If the Participant’s employment is terminated due to the Participant’s death or disability during the Protection Period then the Company shall have no further obligations under the Severance Plan other than for the payment of Accrued Obligations (as defined in the Severance Plan) and the timely payment and provision of Other Benefits (as defined in the Severance Plan).
      If a Participant’s employment is terminated for Cause during the Protection Period, then the Company shall have no further obligations to the Participant under the Severance Plan other than the obligation to pay to the Participant (i) such Participant’s annual base salary through the Separation Date, and (ii) Other Benefits, in each case to the extent theretofore unpaid.
      The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Severance Plan, which is filed as Exhibit (e)(9) to this Statement and is incorporated herein by reference.

Noland Company Supplemental Executive Retirement Plan
      On April 11, 2005, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors of the Company approved and adopted the Noland Company Supplemental Executive Retirement Plan (the “Supplemental Plan”), effective as of April 1, 2005.
      Under the Supplemental Plan, each Participant (as defined in the Supplemental Plan), upon loss of employment with the Company or an affiliate due to a Change of Control (as defined in the Supplemental Plan) for any reason other than the Participant’s voluntary termination other than for Good Reason (as defined the Supplemental Plan) or termination for Cause (as defined in the Supplemental Plan), earns the right to receive a retirement benefit equal to one-twelfth (1/12) of the difference between the Participant’s Accrued Benefit earned under the Improved Retirement Plan for Employees of Noland Company, as amended from time to time (the “Regular Plan”), and the Accrued Benefit the Participant would have received under the Regular Plan assuming his or her employment with the Company and its affiliates continued at the same Compensation level through the end of his or her Protection Period (as defined in the Supplemental Plan) or to his date of death or disability. Assuming accruals continue under the Regular Plan through a Participant’s Protection Period, a Participant loses one day of his Protection Period for each day of continued comparable employment by the Company or its successor.
      Each Participant’s rights to benefits accrued under the Supplemental Plan are fully vested. Generally, single Participants receive their benefits as a straight line life annuity and married Participants receive their benefits as a 100% Joint and Survivor Annuity commencing at their normal retirement date under the Regular Plan.
      The foregoing description of the Supplemental Plan does not purport to be complete and is qualified in its entirety by reference to the Supplemental Plan, which is filed as Exhibit (e)(8) to this Statement and is incorporated herein by reference.

Noland Company Restricted Stock Plan
      Under the Noland Company Restricted Stock Plan (the “Restricted Stock Plan”) the Board of Directors has the authority to issue to certain executives of the Company and its subsidiaries an aggregate of up to 10,000 restricted Shares each year. Restricted Shares normally vest over a seven-year period. At the meeting of the Board of Directors on April 11, 2005, the Board of Directors amended the Restricted Stock Plan to authorize the acceleration of vesting in the event of a change of control and approved the vesting in full, immediately prior to the Effective Time, of all Shares issued prior to the Effective Time under the Restricted Stock Plan. As authorized by the Compensation Committee of the Board of Directors in January 2005, the Company intends to issue 10,000 restricted Shares pursuant to the Restricted Stock Plan to certain senior executives of the Company following the annual meeting of shareholders of the Company on May 6, 2005.
      The foregoing description of the Restricted Stock Plan, as amended, does not purport to be complete and is qualified in its entirety by reference to the Restricted Stock Plan, as amended, which is filed as Exhibits (e)(5) and (e)(6), respectively, to this Statement and is incorporated herein by reference.

Noland Company Severance Pay Policy
      Each full-time employee with at least 90 days of continuous employment with the Company is eligible to receive benefits under the Noland Company Severance Pay Policy (the “Severance Policy”) in the event the employee is laid off due to job elimination or a reduction in force. An eligible employee is entitled to a certain number of weeks’ pay for each full year of employment with the Company. At the meeting of the Board of Directors on April 11, 2005, the Board of Directors adopted and approved an amendment to the Severance Policy to make ineligible under the Severance Policy any participant under the Severance Plan who would receive greater benefits under the Severance Plan than the Severance Policy.

Effect on Employee Benefit Plans
      The Merger Agreement requires Parent to comply with any severance plan or severance policy maintained by the Company. Additionally, the Merger Agreement requires Parent to provide (or cause the Surviving Corporation to provide), until December 31, 2006, for the benefit of those employees who were employed by the Company prior to the Effective Time and who remain employed by the Surviving Corporation after the Effective Time, employee benefit, compensation and severance plans, programs, contracts and arrangements that, in the aggregate, provide benefits and compensation that are substantially comparable to the benefits and compensation provided to such employees immediately prior to the Effective Time.

Arrangements with Parent, Purchaser or their affiliates

Merger Agreement
      The summary of the Merger Agreement contained in Section 10 of the Offer to Purchase, which is filed as Exhibit (a)(1) to this Statement and which is being mailed to shareholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. Shareholders are urged to read the Merger Agreement in its entirety.
Explanatory Note Regarding the Summary of the Merger Agreement in the Offer to Purchase: Representations and Warranties in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures
      The summary of the terms of the Merger Agreement in Section 10 of the Offer to Purchase is intended to provide information about the terms of the Offer and Merger. The terms and information in the Merger Agreement should not be relied on as disclosures about Parent, Purchaser or the Company or the subsidiaries of the Company. The Company’s public disclosures are those disclosures that the Company sets forth in its public reports filed or furnished with the Securities and Exchange Commission (the “SEC”). The Merger Agreement is not intended to change or supplement the disclosures in the Company’s public reports filed or furnished with the SEC.

Representation on the Board of Directors of the Company
      Promptly upon the acceptance for payment of, and payment by Purchaser for, shares of Company Common Stock equal to at least a majority of the outstanding shares of Company Common Stock, Purchaser will be entitled to designate up to such number of directors on the Board of Directors of the Company (the “Purchaser’s Designees”), rounded up to the next whole number, as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board of Directors of the Company equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which will be the number of shares of Company Common Stock directly or indirectly beneficially owned by Purchaser and Parent and the denominator of which will be the number of shares of Company Common Stock then outstanding. In furtherance thereof, the Company will increase the size of the Board of Directors of the Company (subject to the limitations set forth in the Company’s articles of incorporation or the Company’s By-Laws or imposed by the VSCA), or use its commercially reasonable efforts to secure the resignation of directors, or both, as is reasonably necessary to permit Purchaser’s Designees to be elected to the Board of Directors of the Company.
      In the event that Purchaser’s Designees are elected to the Board of Directors of the Company, subject to the other terms of the Merger Agreement and until the Effective Time, the Board of Directors of the Company will have at least two directors who are directors on the date hereof and neither of whom is an officer of the Company nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Parent or Purchaser (one or more of such directors, the “Independent Directors”); provided, however, that, in such event, if the number of Independent Directors will be reduced below two for any reason whatsoever, to the extent permitted by the VSCA, any remaining Independent Directors will be entitled to designate persons to fill such vacancies who will be deemed Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate one person to fill one of the vacancies who will not be a shareholder, affiliate or associate of Parent or Purchaser and such person will be deemed to be an Independent Director for purposes of the Merger Agreement, and Parent or Purchaser, as applicable, will use its commercially reasonable efforts to cause its designees to designate such person. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Purchaser’s Designees are elected to the Board of Directors of the Company, after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to:

•	amend or terminate the Merger Agreement on behalf of the Company;

•	exercise or waive any of the Company’s rights, benefits or remedies thereunder;

•	extend the time for performance of Parent’s or Purchaser’s obligations thereunder; or

•	take any other action by the Board of Directors of the Company under or in connection with the Merger Agreement;
provided, however, that if there will be no such directors, such actions may be effected by unanimous vote of the entire Board of Directors of the Company.

Confidentiality Agreement
      On January 12, 2005, the Company and Parent entered into a confidentiality agreement in connection with Parent’s evaluation of the Company and the Company’s provision of certain information to Parent (the “Confidentiality Agreement”). The summary of the Confidentiality Agreement contained in Section 11. “Purpose and Structure of the Offer; Merger Agreement and Related Documents; Plans for Noland Company After the Offer and the Merger; Certain Agreements — Confidentiality Agreement” of the Offer to Purchase, which is being mailed to shareholders together with this Statement, is filed herewith as Exhibit (a)(1) and incorporated herein by reference. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(2) and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation
Recommendations of the Special Committee and of the Board of Directors
      At a meeting of the Special Committee of the Board of Directors of the Company (the “Special Committee”) held on April 11, 2005, the Special Committee unanimously recommended that the Board of Directors of the Company approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. The Special Committee also recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger. The recommendations of the Special Committee were based, in part, upon an opinion of The Blackstone Group L.P. (“Blackstone”), dated as of April 11, 2005, to the effect that, as of such date, the consideration to be received by the Company’s shareholders in the Offer and the Merger is fair to the shareholders from a financial point of view (the “Fairness Opinion”). The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of the review undertaken by Blackstone in rendering its opinion. The full text of the Fairness Opinion is attached as Annex B to this Statement and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety.
      Subsequent to the Special Committee making the recommendations described in the immediately preceding paragraph, the Board of Directors of the Company approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. The Board of Directors also recommended that the shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger. The recommendations of the Board of Directors were based, in part, upon the recommendations of the Special Committee and on the Fairness Opinion delivered by Blackstone.

Background
      The Company commenced doing business in 1915 as a mechanical contracting firm, and was incorporated in 1922 when the Company’s founder, L. U. “Casey” Noland, consolidated the Company’s four locations in Newport News and Roanoke, Virginia, and Winston-Salem and Goldsboro, North Carolina into one corporate entity named Noland Company.
      Mr. Casey Noland continued to build the Company until his death in 1952. At that time, the Company had 25 locations or branches. Lloyd U. Noland, Jr., the son of Mr. Casey Noland, took over the leadership of the Company upon the death of his father and continued to grow the Company until he retired as Chairman and Chief Executive Officer of the Company in 1987 when the Company had 101 locations. Lloyd U. Noland, III (“Mr. Noland”), the son of Mr. Lloyd U. Noland, Jr., took over the leadership of the Company in 1987 and currently serves as Chairman and President of the Company.
      In 1967, the Company conducted an initial public offering of the Company Common Stock. The Company Common Stock currently trades on the Nasdaq SmallCap Market under the symbol “NOLD.” Members of the Noland family, including Mr. Noland own approximately 61.5% of the outstanding shares of Company Common Stock.
      The Company is a leading independent wholesale distributor of mechanical equipment and supplies, primarily in the construction trade, and operates 101 locations in 13 states in the eastern and southern United States. Headquartered in Newport News, Virginia and employing approximately 1,300 people, the Company serves approximately 22,000 customers seeking products from more than 1,800 manufacturers who manufacture such products for use in the plumbing, HVAC, water systems, electrical and industrial fields. The Company has eight direct and indirect subsidiaries. One of the subsidiaries, Noland Properties, Inc., is a real estate management company that manages the owned and leased real estate used in the business, as well as other real estate owned by the Company and not used in the business, but leased to third parties.
      Management of the Company effected an internal restructuring of the Company from 1999 to 2004. During this restructuring, the Company:

•	closed or consolidated 18 underperforming locations;

•	discontinued approximately $28 million of unprofitable business;

•	consolidated several branch functions into the corporate office; and

•	focused on strengthening the management in its branch structure.
      Primarily as a result of the Company’s restructuring and a general improvement in the economy, particularly in the housing and construction sectors, the Company recorded record revenues in 2004 of $548.1 million, 16.2% higher than for the prior fiscal year. Similarly, the Company had net income in 2004 of $18.4 million, 46.8% higher than for the prior fiscal year.
      In February 2004, at the recommendation of Mr. Noland, the Board of Directors decided to explore a potential sale or other transaction involving the Company. Several factors contributed to the decision:

•	the Company had recently completed its five-year restructuring plan and was benefiting from the measures taken in the restructuring;

•	the evolving mechanical equipment and supply industry was becoming increasingly competitive as a result of the emergence of larger competitors with greater access to capital and was expected to result in smaller “niche” players, like the Company, being “squeezed” by the larger competitors;

•	Mr. Noland was approaching retirement and the Noland family was interested in exploring the Company’s strategic alternatives; and

•	the time and expense associated with complying with the Sarbanes-Oxley Act of 2002 was making it more likely that the Company would need to be taken private or sold.

      On November 5, 2003, Mr. Noland met with Keith W. Colburn of Hajoca Corporation (“Hajoca”), in Chicago, Illinois, to discuss a potential sale of the Company to, or other transaction with, Hajoca. Hajoca is the largest privately-held distributor of plumbing, heating and industrial supplies in the United States. Through one of its affiliates, Blackfriars Corporation, Hajoca owns approximately 18% of the outstanding Shares. Messrs. Noland and Colburn discussed characteristics of the Company and Hajoca that might make them a logical fit and agreed to discuss potential opportunities further. Mr. Noland thought the culture and history of Hajoca would fit well with that of the Company and that the geographic footprint of the two companies would complement one another.
      Between November 5, 2003 and June 10, 2004, representatives of the Company and representatives of Hajoca had several meetings and telephonic discussions concerning a possible transaction between the two companies.
      On or about January 19, 2004, BB&T Capital Markets, a division of Scott & Stringfellow, Inc., a subsidiary of BB&T Corporation (“BB&T”), was engaged by the Company to conduct a preliminary valuation of the Company and to assist the Board of Directors as it considered strategic alternatives for the Company.
      On June 10, 2004, a representative of the Company met with a representative of Hajoca in Baltimore, Maryland. The representative from Hajoca outlined Hajoca’s preliminary range of values for the Company and suggested a proposed deal structure. When the Company representative returned from Baltimore, he reported the results of the meeting to Mr. Noland. Shortly thereafter, Mr. Noland called Mr. Colburn to advise him that the price range and the transaction proposed were not acceptable and the discussions with Hajoca ended.
      On June 15, 2004, Mr. Noland and Mr. Benjamin A. Williams, III, General Counsel of the Company and Chairman and Chief Executive Officer of Noland Properties, Inc., met with Allen C. Goolsby, a member of the Board of Directors and a partner with Hunton & Williams LLP (“Hunton & Williams”), and Mark M. Gambill, a member of the Board of Directors, in Williamsburg, Virginia to apprise them of the termination of discussions with Hajoca and to discuss a method to move the sale process forward. The parties discussed the need for a special committee as a result of the significant ownership of the Company by the Noland family.
      Shortly after this meeting, each of Thomas N. Allen, Mark M. Gambill and C. Edward Pleasants, each of whom was then, and is now, an independent director of the Company, were appointed to serve on the special committee of the Board of Directors (the “Special Committee”). Each of Messrs. Allen, Gambill and Pleasants agreed to serve on the Special Committee. The members of the Special Committee agreed that Mr. Gambill would serve as chairman of the Special Committee.
      On June 21, 2004, the Special Committee of the Board of Directors convened its first meeting by means of a conference call. The Special Committee discussed the process and timeline that would need to be followed in exploring a possible sale of the Company.
      On June 24, 2004, the Special Committee convened a telephonic meeting and discussed the need to engage an investment bank to assist the Special Committee in identifying potential purchasers of the Company.
      Between June 24, 2004 and July 22, 2004, the Special Committee conducted interviews with three financial advisory firms to determine which firm would be best suited to assist the Special Committee in exploring a sale by, or other strategic alternatives involving, the Company. One of the financial advisory firms with whom the Special Committee met was The Blackstone Group L.P. (“Blackstone”). Blackstone is a private investment and advisory firm with offices in New York, Atlanta, Boston and overseas. Blackstone has expertise in providing mergers and acquisition advisory services to public and private companies. Blackstone made a presentation to the Special Committee on July 22, 2004.

      On July 15, 2004, the Special Committee engaged McGuireWoods LLP (“McGuireWoods”) as counsel to the Special Committee. McGuireWoods was retained by the Special Committee due to McGuireWoods’ expertise and reputation as mergers and acquisitions lawyers and as securities law counsel.
      On July 22, 2004, the Special Committee convened in Richmond, Virginia. The Special Committee discussed the potential sale of, or other transaction involving, the Company. The Special Committee discussed the goals and process to be undertaken by the Special Committee.
      Between July 30, 2004 and August 4, 2004, the Special Committee negotiated with Blackstone regarding the terms of Blackstone’s engagement. The Special Committee agreed that the criteria for selection of an independent financial advisor should include:

•	the advisor’s expertise and experience in the industry;

•	the reputation of the advisor;

•	the ability of the advisor to meet the Special Committee’s requirements and timelines; and

•	consideration of conflicts of interest.
      Based upon the foregoing criteria, the Special Committee determined that Blackstone was qualified to advise and assist the Special Committee in exploring a possible sale of, or other strategic alternative involving, the Company and was qualified to provide a fairness opinion to the Special Committee concerning any such possible transaction. The Special Committee also took steps to confirm that Blackstone had no conflicts of interest with respect to representing the Special Committee in any transaction involving the Company.
      On August 4, 2004, the Company and the Special Committee executed an engagement letter with Blackstone pursuant to which Blackstone agreed to provide financial advisory services to the Special Committee in connection with a possible sale, transfer or other disposition, directly or indirectly, of all or a significant portion of the business, assets or securities of the Company, whether by way of a merger, tender offer or otherwise, and agreed to provide an opinion as to the fairness, from a financial point of view, to the Company or to the shareholders of the Company, as the case may be, of the consideration to be received in any such transaction.
      Between August 4, 2004, and December 2004, Blackstone, in coordination with the Company:

•	conducted due diligence on the Company and its subsidiaries;

•	conducted research, analysis and diligence to identify third parties that may be interested in a transaction involving the Company;

•	prepared a management presentation for use by certain members of management of the Company in meetings with parties interested in purchasing the Company; and

•	collected, reviewed and organized, with the assistance of Hunton & Williams, diligence materials concerning the Company for use in a data room to be used by interested parties.
      On October 27, 2004, the Special Committee convened in Richmond, Virginia. A representative of McGuireWoods attended the meeting in person and a representative of Blackstone also attended a portion of the meeting telephonically. The Special Committee discussed the appropriate timing for contacting the potential purchasers of the Company that Blackstone was in the process of identifying. Blackstone suggested that the potential purchasers be contacted in mid-December and explained that after contacting the potential purchasers, the potential purchasers would be asked to sign confidentiality agreements. Blackstone suggested that the potential purchasers would be invited to management presentations of the Company in January or February and would thereafter be granted access to the Company’s data room. The Special Committee and Blackstone also discussed how to handle the disclosure of proprietary and confidential information in the Company’s data room with respect to potential strategic purchasers.

      On November 9, 2004, the Special Committee reconvened in Richmond, Virginia, with Mr. Thomas Allen joining the meeting telephonically. Representatives of Blackstone and McGuireWoods also attended the meeting. The meeting participants discussed, among other matters, the timing of the sale process, the identity of potential purchasers and the status of the Company’s data room.
      On December 10, 2004, the Special Committee convened a telephonic meeting. Also participating in the telephonic meeting as guests of the Special Committee were Mr. Noland and representatives of McGuireWoods and Hunton & Williams, including Mr. Goolsby. After discussion of possible severance arrangements for the Company’s key executives, Mr. Noland and the representatives of Hunton & Williams, including Mr. Goolsby, left the meeting. The Special Committee engaged in further discussion with McGuireWoods regarding severance arrangements and other benefits for senior management of the Company. The Special Committee considered whether there was a need to engage a special compensation advisor, but decided it was not necessary due to the Special Committee’s belief that it could rely on its own expertise and the advice of McGuireWoods.
      Based on its research, analysis and due diligence, in early January 2005, Blackstone contacted 15 parties who Blackstone believed would have significant interest in a potential acquisition of the Company. Eight of the parties, including Parent, were potential strategic buyers and seven of the parties were potential financial buyers.
      Between January 5, 2005 and January 26, 2005, Blackstone distributed confidentiality agreements to the prospective purchasers, including Parent, and negotiated the terms and conditions of those agreements. On January 12, 2005, Parent and the Company executed a confidentiality agreement. By February 7, 2005, the Company had executed a confidentiality agreement with six prospective purchasers, including Parent. Of the six potential purchasers, five were potential strategic purchasers and one was a potential financial purchaser.
      Between February 1, 2005, and February 9, 2005, management of the Company, with the assistance of Blackstone, conducted management presentations in Richmond, Virginia with five potential purchasers, including Parent.
      Between February 9, 2005 and March 15, 2005, Blackstone and the Company provided all five management presentation participants, including Parent, with additional information regarding the Company and held a series of follow-up conference calls. These conference calls allowed each potential purchaser the opportunity to ask additional diligence questions about the Company and learn more about the Company’s operations.
      On March 15, 2005, Blackstone delivered final bid instructions to those parties who still expressed an interest in pursuing a transaction with the Company as well as a clean copy of the draft proposed Merger Agreement. The bid instructions required that interested parties respond by April 1, 2005, with a binding offer, including a mark-up of the draft Merger Agreement. The bid instructions provided that bidders should indicate the per Share value the bidder was prepared to pay for all of the outstanding Shares. The potential acquisition of the Company, as outlined by the bid instructions, was structured as a cash tender offer, followed by a back-end merger. The bid instructions provided that a bidder’s willingness to execute the Merger Agreement with no change to the representations and warranties and materiality thresholds contained in the Merger Agreement and with a minimum of closing conditions would be important factors in the evaluation of the bids. The bid instructions also indicated that each bid should be fully financed and not subject to any financing contingency.
      On February 18, 2005, the Special Committee convened in Richmond, Virginia. Mr. Pleasants joined the meeting telephonically. Also present at the meeting as guests of the Special Committee were representatives of Hunton & Williams and McGuireWoods. The meeting participants discussed the proposed Executive Severance Plan prepared by Hunton & Williams based on input from the Special Committee, Blackstone and management. After considerable discussion, the Hunton & Williams representatives left the meeting, and the Special Committee and representatives of McGuireWoods discussed the Executive Severance Plan. Subsequently, the Special Committee resolved to recommend to the Compensation Committee of the Board of Directors that the Executive Severance Plan be approved by the Compensation Committee.
      On April 1, 2005, Parent and two other parties submitted their bids which consisted of offer letters, financing commitment letters and markups of the draft Merger Agreement. Each offer letter included the price such party was willing to pay in a cash tender offer for each outstanding Share. The offer letter from Parent outlined Parent’s bid of $71.00 per Share in cash for all of the issued and outstanding Shares and included a markup of the Merger Agreement that Parent and Purchaser were prepared to sign and a commitment letter from JP Morgan Chase Bank, N.A. The offer letter indicated that Purchaser’s bid was fully financed, with no exceptions for further diligence, subject to a few key assumptions: (a) any information in the schedules to the Merger Agreement would not contain an event, change, circumstance or occurrence with respect to the Company or a subsidiary of the Company that would reasonably be expected to result in a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; (b) the documentation provided to Parent after the submission of the bid letter would not identify a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole; and (c) the audit and tax workpapers of the Company and its subsidiaries would not establish a variation from the Company’s reporting in its documents submitted to the Securities and Exchange Commission that would, individually or in the aggregate, constitute a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole.
      On April 4, 2005, the Special Committee convened a telephonic meeting. Also participating in the telephonic meeting as guests of the Special Committee were representatives of Blackstone and McGuireWoods and Mr. Noland. Blackstone provided an overview of the process undertaken by Blackstone to identify potential purchasers of the Company. Blackstone noted that two of the five potential purchasers, who had attended management presentations, had subsequently dropped out of the auction process. Blackstone discussed the merits of the bids from Parent and the other two potential purchasers. The Special Committee and Blackstone discussed the different bids and the process to be undertaken by Blackstone and the Company in the following week. Blackstone informed the Special Committee that Blackstone had instructed the potential purchasers to give their highest and best bids in the offer letters submitted by the potential purchasers on April 1, 2005.
      On April 6, 2005, representatives of Blackstone contacted representatives of William Blair & Company, LLC, to discuss Parent’s bid and the bidding process generally.
      On April 7, 2005, the Board of Directors of the Company convened a telephonic meeting. Also participating in the telephonic meeting as guests of the Board of Directors were representatives of Blackstone, Hunton & Williams and McGuireWoods. Blackstone described to the Board of Directors his conversations with Parent and the other two potential purchasers. Blackstone informed the Board of Directors that it had conducted discussions with all three bidders, including Parent, for purposes of clarifying their respective bids and assessing if such bidders had an interest in increasing their bids, and that in such discussions, Parent had raised its tender offer bid to $74.00 per share in cash. Blackstone and Hunton & Williams explained to the Board of Directors the comments made by Parent to the draft Merger Agreement. Mr. Gambill, as chairman of the Special Committee, informed the Board of Directors that the Special Committee was satisfied that Parent’s bid represented the most attractive bid for the Company and its shareholders.
      On April 7, 2005, Hunton & Williams distributed a revised draft of the Merger Agreement and related disclosure schedules to Parent and Sebaly Shillito + Dyer (“Sebaly”), counsel to Parent. The revised draft of the Merger Agreement and related disclosure schedules reflected changes requested by Parent in its markup of the draft Merger Agreement submitted with its bid, as well as input from Hunton & Williams, the Company and Blackstone.
      On April 8, 2005, representatives of Hunton & Williams, Sebaly, Blackstone, William Blair & Company, LLC, and Benjamin A. Williams, III, General Counsel of the Company, and Arthur P. Henderson, Jr., Vice President, Finance, of the Company, met at the offices of Hunton & Williams in

Richmond, Virginia to negotiate the terms of the draft Merger Agreement based upon the revised draft of the Merger Agreement delivered by Hunton & Williams to Sebaly and Parent on April 7, 2005. The parties reached agreement on a final form of the draft Merger Agreement and agreed on having the Company, Parent and Purchaser execute the Merger Agreement on Monday, April 11, 2005, after approval of the Merger Agreement by the boards of directors of the Company, Parent and Purchaser, and the Special Committee of the Company. The parties discussed communications plans, due diligence matters and scheduling issues concerning the transaction.
      Throughout the day on April 11, 2005, Mr. Williams of the Company and representatives of Hunton & Williams and Sebaly communicated with one another with respect to final changes to the draft Merger Agreement and the related disclosure schedules.
      At 4:15 p.m. on April 11, 2005, the Special Committee convened in Richmond, Virginia. Also present at the meeting as guests of the Special Committee were representatives of Blackstone and McGuireWoods. The Special Committee discussed the terms of the draft Merger Agreement. At the meeting, Blackstone delivered its written opinion to the effect that, as of April 11, 2005, the consideration of $74.00 in cash per Share, to be received by shareholders of the Company is fair to such shareholders from a financial point of view. After further discussion, the Special Committee determined that the Merger Agreement and the related Plan of Merger (as defined in the Merger Agreement) are fair to and in the best interests of the shareholders of the Company. The Special Committee unanimously recommended the adoption and approval of the Merger Agreement, the Offer, the Merger and the Plan of Merger to the Board of Directors and unanimously recommended that the shareholders accept the Offer and, if required by the Merger Agreement and applicable law, approve the Plan of Merger.
      Immediately after the adjournment of the meeting of the Special Committee, the Compensation Committee of the Board of Directors of the Company convened in Richmond, Virginia. Also present at the meeting as a guest of the Compensation Committee was a representative of Hunton & Williams. The Compensation Committee discussed and subsequently adopted, and recommended that the Board of Directors adopt and approve, the proposed Noland Company Executive Severance Pay Plan (the “Severance Plan”) and the proposed Noland Company Supplemental Executive Retirement Plan (the “Supplemental Plan”).
      Immediately after the adjournment of the meeting of the Compensation Committee, the Board of Directors of the Company convened. Also present at the meeting as guests of the Board of Directors were representatives of Blackstone and Hunton & Williams. Upon the recommendation of the Compensation Committee, the Board of Directors adopted and approved the Severance Plan and the Supplemental Plan. The Board of Directors also adopted and approved certain amendments to the Noland Company Restricted Stock Plan and the Noland Company Severance Pay Policy. The Board of Directors then discussed the changes to the Merger Agreement since the last draft that they had reviewed on April 7, 2005, and discussed the proposed final terms and conditions of the Merger Agreement. Representatives of Blackstone and Hunton & Williams participated in these discussions. Mr. Gambill, as chairman of the Special Committee, reported that the Special Committee had determined that the Merger Agreement and the related Plan of Merger are fair to and in the best interests of the shareholders of the Company and that the Special Committee had unanimously recommended the adoption and approval of the Merger Agreement, the Offer, the Merger and the Plan of Merger to the Board of Directors and had unanimously recommended that the shareholders accept the Offer and, if required by the Merger Agreement and applicable law, approve the Plan of Merger. Blackstone delivered its written opinion to the effect that, as of April 11, 2005, the consideration of $74.00 in cash per Share, to be received by shareholders of the Company is fair to such shareholders from a financial point of view. Following the Board of Directors’ review of the proposed final terms of the Merger Agreement, the Offer and the Merger, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the Plan of Merger are fair to and in the best interests of the shareholders of the Company and that the Offer, Merger and the Plan of Merger are advisable. The Board of Directors also unanimously recommended that the shareholders of the Company accept the Offer and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger.

      At the meeting, the Board of Directors also authorized the appropriate officers of the Company to execute the Merger Agreement and related Plan of Merger and to execute and cause to be filed with the SEC (i) a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) pursuant to Section 14(d)(4) of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, for the purpose of disclosing the recommendations of the Board of Directors to the shareholders, and (ii) all other reports, statements and registration statements required to be filed by the Company with the SEC pursuant to the Exchange Act and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, in connection with the Offer and the Merger, with such changes and additions as any such authorized officer deems necessary or appropriate.
      On April 11, 2005, the Company, Parent and Purchaser executed and delivered the Merger Agreement.
      After execution and delivery of the Merger Agreement, on April 12, 2005, each of the Company and Parent issued a press release announcing the definitive agreement, including the Offer and the Merger. A copy of press releases issued by the Company and Parent are attached as Exhibit (a)(6) and Exhibit (a)(7), respectively, to this Statement and are incorporated herein by reference.
Reasons for the Recommendation of the Special Committee
      In light of the Special Committee’s review of the Company’s competitive and financial position, recent operating results and prospects, the Special Committee unanimously determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders and recommended that shareholders of the Company accept the Offer and tender their Shares in the Offer and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Special Committee considered a number of factors, including, but not limited to, the following:

1. the terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement and the provision for payment of all cash to the Company’s shareholders for their Shares, with no financing condition;

2. the financial condition, results of operations and cash flows of the Company, on both a historical and prospective basis;

3. the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including competitive risks;

4. the Offer and the Merger provide for a prompt cash tender offer for all outstanding Shares to be followed by a Merger for the same consideration, thereby enabling the Company’s shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

5. the form of consideration to be paid to the shareholders of the Company in the Offer and Merger is cash and the certainty of value of cash consideration;

6. the results of the process that had been conducted by the Special Committee, with the assistance of Blackstone and McGuireWoods, and the process undertaken by the Board of Directors, with the assistance of management, Blackstone and Hunton & Williams, to evaluate the Company’s strategic alternatives, including the fact that 15 potential strategic and financial buyers were contacted and that the Company did not receive any proposal that offered value superior to the consideration payable in the Offer;

7. the presentations and views expressed by management of the Company regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of, and uncertainties facing, the Company if it were to remain independent; (b) the continued viability of the Company’s current strategies; (c) the likelihood of achieving maximum long-term value on a stand-alone basis; (d) the strategic alternatives available to the Company and the associated advantages and disadvantages; (e) the fact that no other party had submitted to the Company a proposal as attractive as the transaction proposed by Parent, either as to price or as to other terms and conditions; (f) the fact that, in view of the discussions held with various parties, management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its shareholders than the Offer and the Merger; and (g) the recommendation of the Offer and the Merger by the management of the Company;

8. the likelihood of continued consolidation in the plumbing, heating, industrial and mechanical supply industry in which the Company competes;

9. the current status of the plumbing, heating, industrial and mechanical supply industry in which the Company competes and the technological and financial resources available to the Company’s competitors;

10. the recent trading price of the Company Common Stock and that the $74.00 per Share to be paid in the Offer and the Merger represents (a) a premium of approximately 52%, or $25.42, over the closing sale price of $48.58 for the Company Common Stock on the Nasdaq SmallCap Market on April 11, 2005 (the date on which the Merger Agreement was signed), and (b) a premium of approximately 42%, or $21.85, over the Company’s book value as of December 31, 2004;

11. that in view of the efforts of the Company and Blackstone to identify other potential purchasers and the likelihood that an unconditional superior offer would ultimately be made was insufficient to justify the risk of delay in proceeding with the favorable transaction with Parent and Purchaser;

12. the discussions Blackstone had with the Special Committee on April 4, 2005, the presentation Blackstone made to the Special Committee on April 11, 2005, and the Fairness Opinion delivered to the Special Committee at the April 11, 2005 meeting of the Special Committee to the effect that, as of April 11, 2005, the consideration of $74.00 in cash per Share, to be received by shareholders of the Company is fair to such shareholders from a financial point of view; SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

13. the Merger Agreement permits the Board of Directors, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with a Superior Proposal or Potential Superior Proposal (each as defined in the Merger Agreement) and to withdraw its recommendation of the Offer and the Merger with Parent and Purchaser in favor of a Superior Proposal to the Company’s shareholders;

14. the Merger Agreement permits the Board of Directors, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal, provided, that following such termination, the Company must pay Parent a fee of $9.9 million (representing approximately 3.95% of the total value of the consideration to be paid to shareholders in the Offer and the Merger) plus Parent’s and Purchaser’s reasonable out-of pocket expenses not in excess of $300,000;

15. the business reputation of Parent and its management, the corporate culture and history of Parent, and Parent’s financial strength, including its ability to finance the Offer;

16. the ability of the Company to remain a publicly-held corporation in the future due to the time and expense associated with complying with the Sarbanes-Oxley Act of 2002;

17. the Offer is conditioned on the holders of more than two-thirds of the outstanding Shares tendering their Shares in the Offer, and that the Noland family owns approximately 61.5% of the outstanding Shares;

18. presentations by, and discussions with, senior management of the Company and representatives of Blackstone, Hunton & Williams and McGuireWoods regarding the Offer, Merger, and terms and conditions of the Merger Agreement;

19. that the Offer and the Merger would be taxable to the Company shareholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger; and

20. the likelihood of obtaining required regulatory approvals.
      The Special Committee did not assign relative weights to the above factors or determine that any one factor was of particular importance. Rather, the Special Committee viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Special Committee assigned different weights to the factors.
      The Special Committee recognized that, while the consummation of the Offer gives the Company’s shareholders the opportunity to realize a premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Special Committee believes that the loss of the opportunity to participate in the growth and profits of the Company is reflected in the tender offer price of $74.00 in cash per Share. The Special Committee also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future.
Reasons for the Recommendation of the Board of Directors
      In unanimously determining that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders and recommending to the shareholders of the Company that they accept the Offer and tender their Shares in the Offer, and, if required by the terms of the Merger Agreement and applicable law, approve the Plan of Merger, the Board of Directors considered a number of factors, including, but not limited to, the following:

1. the determination by the Special Committee that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to and in the best interests of the shareholders of the Company, the Special Committee’s unanimous recommendation to the Board of Directors that the Board of Directors adopt and approve the Merger Agreement, the Offer, the Merger and the Plan of Merger, and the Special Committee’s unanimous recommendation that the shareholders accept the Offer and, if required by the Merger Agreement and applicable law, approve the Plan of Merger;

2. discussions between Blackstone and the Board of Directors at the meeting of the Board of Directors on April 11, 2005, the presentation Blackstone made to the Special Committee at the meeting of the Special Committee on April 11, 2005 and the Fairness Opinion delivered to the Special Committee at such meeting of the Special Committee to the effect that, as of April 11, 2005, the consideration of $74.00 in cash per Share, to be received by shareholders of the Company is fair to such shareholders, from a financial point of view; SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

3. the factors referred to above as having been taken into account by the Special Committee; and

4. the procedural factors described below.
      The Board of Directors believes that the Offer and the Merger are procedurally fair because, among other reasons:

1. the Special Committee consisted entirely of independent, non-employee directors appointed to represent solely the interests of the shareholders of the Company;

2. the Special Committee retained and was advised by its own independent legal counsel;

3. Blackstone was engaged directly by the Special Committee, served as the Special Committee’s independent financial advisor and assisted the Special Committee in identifying potential purchasers and evaluating potential transactions, including the Offer and the Merger;

4. even though the Special Committee consisted of members of the Board of Directors of the Company and was, therefore, not completely unaffiliated with the Company, committees of independent directors are a commonly used mechanism that is recognized under applicable law to ensure fairness in transactions of this type;

5. the Special Committee, assisted by its independent legal counsel, engaged in discussions regarding the Offer and the Merger and the terms and conditions of the Merger Agreement;

6. the ability of the Board of Directors to exercise its fiduciary duties, to furnish information and data, and to enter into discussions and negotiations, in connection with a Superior Proposal or Potential Superior Proposal and to withdraw its recommendation of the Merger with Parent and Purchaser in favor of a Superior Proposal to the Company’s shareholders; and

7. the Offer is conditioned on the holders of more than two-thirds of the outstanding Shares tendering their Shares in the Offer.
      In view of the foregoing, the Board of Directors believes that sufficient procedural safeguards exist to ensure fairness of the Offer and the Merger and to permit the Special Committee to effectively represent the interests of the Company’s shareholders.
      The Board of Directors did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board of Directors assigned different weights to the factors.
      The Board of Directors recognized that, while the consummation of the Offer gives the Company’s shareholders the opportunity to realize a premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Board of Directors believes that the loss of the opportunity to participate in the growth and profits of the Company is reflected in the Offer Price of $74.00 in cash per Share. The Board of Directors also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future.
Intent to Tender
      After reasonable inquiry and to the best of the Company’s knowledge, each executive officer and director of the Company who owns shares of Company Common Stock intends to tender all issued and outstanding shares of Company Common Stock held of record or beneficially owned by such person to Purchaser in the Offer.

Item 5.	Persons/ Assets, Retained, Employed, Compensated or Used
      Pursuant to the terms of the engagement letter dated August 4, 2004 (the “Blackstone Engagement Letter”), the Special Committee of the Board of Directors of the Company retained Blackstone as its exclusive financial advisor in structuring, analyzing, negotiating and effecting a possible sale, transfer, or other disposition of the Company and its subsidiaries, whether by way of a merger or consolidation, reorganization, tender or exchange offer, negotiated purchase, leveraged buyout or any other extraordinary corporate transaction.
      The Company agreed in the Blackstone Engagement Letter to pay Blackstone (i) an initial fee of $200,000, payable upon execution of the Blackstone Engagement Letter, (ii) an additional fee of $1,000,000, payable upon the earlier of (x) the delivery of the Fairness Opinion, which was received on April 11, 2005, or (y) the execution of the Merger Agreement, (iii) an additional fee of $2,500,000, payable upon the closing of the Merger, plus (iv) an additional fee equal to 2.5% of any amount of consideration paid for the Company in excess of $250,000,000, less the fees provided in items (i) and (ii) above, payable upon the closing of the Merger. Whether or not any transaction is proposed or consummated, the Company has agreed to reimburse Blackstone for any out-of-pocket expenses Blackstone incurs rendering services to the Company in connection with the Merger, including, legal fees and expenses. The Company has also agreed to indemnify Blackstone and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Blackstone’s engagement.
      Blackstone has not previously rendered investment banking or other services to the Company or its affiliates. In the ordinary course of business, Blackstone and its affiliates may actively trade securities of the Company for Blackstone’s own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.
      Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company
      During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries (other than 332 Shares issued since January 1, 2005 in the ordinary course under the 1999 Outside Directors Stock Plan and 10,000 Shares to be issued under the Noland Company Restricted Stock Plan prior to the Merger).

Item 7.	Purposes of the Transaction and Plans or Proposals
      Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
      Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.	Additional Information
Section 14(f) Information Statement
      The Information Statement attached as Annex A hereto is being furnished to the Company’s shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with Parent’s right pursuant to the Merger Agreement (after acquiring any of the Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the shareholders of the Company.
Virginia Stock Corporation Act
      Virginia Affiliated Transactions Statute. The Company is subject to Article 14 (the “Affiliated Transactions Statute”) of the VSCA. The Affiliated Transactions Statute generally prohibits a publicly held Virginia corporation from engaging in an “affiliated transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless (i) a majority of disinterested directors approved in advance the transaction in which the interested shareholder became an interested shareholder or (ii) the affiliated transaction is approved by the affirmative vote of a majority of the disinterested directors and the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder. A corporation may engage in an affiliated transaction with an interested shareholder beginning three years after the date of the transaction in which the person became an interested shareholder, if the transaction is approved by a majority of the disinterested directors or by two-thirds of the disinterested shareholders or if it complies with certain statutory fair price provisions.
      Subject to certain exceptions, under the VSCA an “interested shareholder” is a person who, together with affiliates and associates, beneficially owns 10% or more of the corporation’s outstanding voting securities. “Affiliated transaction” includes: (i) any merger or share exchange with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value greater than 5% of the corporation’s consolidated net worth; (iii) the issuance to any interested shareholder of voting shares with a fair market value greater than 5% of the fair market value of all outstanding voting shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by 5% or more the percentage of the corporation’s outstanding voting shares held by any interested shareholder; and (v) any plan or proposal for dissolution of the corporation proposed by or on behalf of any interested shareholder.
      As a part of the Board of Director’s approval of the Merger Agreement and the transactions contemplated thereby, the Board also took action to make the provisions of the Affiliated Transactions Statute not applicable to the acquisition of Shares pursuant to the Offer and the Merger.
      Control Share Acquisition Statute. Article 14.1 of the VSCA (the “Control Share Acquisition Statute”) provides that shares of a publicly held Virginia corporation that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the beneficial ownership of voting shares which would cause the acquirer to have voting power within the following ranges or to move upward from one range into another: (i) 20% to 33 1/3%; (ii) 33 1/3% to 50%; or (iii) more than 50%, of such votes.
      Section 13.1-728.2 of the VSCA, however, allows a corporation to “opt-out” of the Control Share Acquisition Statute by providing in such corporation’s articles of incorporation or bylaws that Article 14.1 of the VSCA does not apply to acquisitions of shares of such corporation. Article I, Section 8 of the By-Laws of the Company contains such a provision, thus rendering the Control Share Acquisition Statute inapplicable to the Offer and the Merger.
Antitrust — United States
      Under the HSR Act, and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by Purchaser pursuant to the Offer is subject to such requirements.
      Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-day calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer. Such filing is expected to be made as soon as practicable from the day hereof. The Antitrust Division or the FTC may extend the waiting periods of such filing by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company’s failure to make such filings nor a request to the Company from the Antitrust

Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue.
      The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. While the Company does not believe that the acquisition of the Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.
Merger Provisions
      Under the VSCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the issued and outstanding shares of Company Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s shareholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Company Common Stock pursuant to the Offer or otherwise and a vote of the Company’s shareholders is required under the VSCA, a significantly longer period of time will be required to effect the Merger.
Dissenters’ Rights
      Shareholders of the Company Common Stock do not have dissenters’ rights as a result of the Merger. The Company is a Virginia corporation, and therefore the existence or lack of dissenters’ rights is governed by the VSCA. Pursuant to the VSCA, a shareholder of a Virginia corporation is generally entitled to dissent from and obtain fair value for shares upon the consummation of a plan of merger to which the Virginia corporation is a party if (i) shareholder approval is required for the merger pursuant to applicable provisions of the VSCA, or (ii) the Virginia corporation is a subsidiary that has merged with its parent entity pursuant to applicable provisions of the VSCA. Notwithstanding this general rule, however, there is no right of dissent with respect to a plan of merger in favor of any holder of securities which, on the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which such plan is to be acted upon, are listed on The Nasdaq SmallCap Market or other national security exchange, unless such holder is required by such plan of merger to accept any merger consideration other than cash. In the Merger, each issued and outstanding Share that is not purchased by the Purchaser in the Offer will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer. Thus, the merger consideration will be all cash. It also is anticipated that the Shares will be listed on The Nasdaq SmallCap Market on the record date of the shareholders’ meeting, if any such shareholders meeting is required, to vote on the Merger. Accordingly, shareholders will not have dissenters’ rights as a result of the Merger.

Item 9.	Exhibits
      The following exhibits are filed herewith:

(a)(1)	Offer to Purchase, dated April 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on April 19, 2005).
(a)(2)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent and Purchaser on April 19, 2005).

(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached hereto as Annex A).
(a)(4)	Opinion of The Blackstone Group L.P., dated April 11, 2005 (attached hereto as Annex B).
(a)(5)*	Letter dated April 19, 2005 to the Company’s shareholders.
(a)(6)	Press Release issued by the Company on April 12, 2005 (incorporated herein by reference to the pre-commencement Schedule 14D-9 filed with the SEC on April 12, 2005).
(a)(7)	Press Release issued by Parent on April 12, 2005 (incorporated herein by reference to the pre-commencement Schedule TO filed with the SEC on April 12, 2005).
(e)(1)	Agreement of Merger, dated April 11, 2005, by and among Parent, Purchaser and the Company (incorporated herein by reference to the pre-commencement Schedule 14D-9 filed with the SEC on March 28, 2005).
(e)(2)	Confidentiality Agreement, dated as of January 12, 2005, between Parent and the Company (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC on April 19, 2005).
(e)(3)*	Article XI of the By-Laws of the Company.
(e)(4)	1999 Outside Directors Stock Plan (incorporated herein by reference to Exhibit (10)(ii) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(5)	Noland Company Restricted Stock Plan (incorporated herein by reference to Exhibit (10)(i) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
(e)(6)	Amendment to the Noland Company Restricted Stock Plan (incorporated herein by reference to Item 1.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2005).
(e)(7)	Noland Company Common Stock Benefit Trust (incorporated herein by reference to Exhibit (10)(iii) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
(e)(8)	Noland Company Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2005).
(e)(9)	Noland Company Executive Severance Pay Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 12, 2005).
(g)	Not Applicable.
Annex A	Information Statement, dated April 19, 2005, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex B	Opinion of The Blackstone Group L.P., dated April 11, 2005.

*	Included in copies mailed to the shareholders of the Company.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Noland Company

By:

Lloyd U. Noland, III

Chairman and President
Dated: April 19, 2005

Annex A
80 29th Street
Newport News, Virginia 23607
INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE OF 1934 AND RULE 14f-1 THEREUNDER
      This Information Statement is being mailed on or about April 19, 2005, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Noland Company, a Virginia corporation (the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“Parent”), to a majority of seats on the Board of Directors of the Company (the “Board”). On April 11, 2005, the Company entered into an Agreement of Merger (the “Merger Agreement”) with Parent and Winvest Inc., a Virginia corporation and a direct, wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser is required to commence a tender offer to purchase all of the issued and outstanding shares of the common stock of the Company, par value $10.00 per share (the “Common Stock”), at a price of $74.00 per share (such price or any higher price per share as may be paid to any holder of shares in the Offer being referred to herein as the “Offer Price”), net to the selling holder in cash, upon the terms and conditions set forth in Purchaser’s Offer to Purchase, dated as of April 19, 2005, and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser and Parent with the United States Securities and Exchange Commission (the “SEC”) on April 19, 2005.
      The Merger Agreement provides that following completion of the Offer, subject to the satisfaction or waiver of certain conditions, at the effective time of the Merger (the “Effective Time”), Purchaser will be merged with and into the Company (the “Merger”), in accordance with the provisions of, and with the effects provided in, Article 12 of the Virginia Stock Corporation Act (the “VSCA”). Following consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent and will continue to be governed by the VSCA and will succeed to and assume all of the rights and obligations of Purchaser, and the separate corporate existence of Purchaser will cease. At the Effective Time, each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Purchaser and any of their respective affiliates) will be converted into the right to receive the Offer Price.
      The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex A, which was filed by the Company with the SEC on April 19, 2005 and which is being mailed to shareholders of the Company along with this Information Statement.
      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or Purchaser’s Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on Tuesday, April 19, 2005. The Offer is scheduled to expire at 12:00 p.m. Midnight, New York City time, on Monday, May 16, 2005, unless extended by Purchaser.
General
      As of April 11, 2005, there were outstanding 3,384,718 shares of Common Stock, the sole class of voting securities of the Company, of which Parent and Purchaser own no shares. Holders of record at the close of business on that date are entitled to one vote for each share.
Rights to Designate Directors and Purchaser’s Designees to the Board
      Promptly upon the acceptance for payment of, and payment by Purchaser for, shares of Common Stock equal to at least a majority of the outstanding shares of Common Stock, Purchaser will be entitled to designate up to such number of directors on the Board (the “Purchaser’s Designees”), rounded up to the next whole number, as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which will be the number of shares of Common Stock directly or indirectly beneficially owned by Purchaser and Parent and the denominator of which will be the number of shares of Common Stock then outstanding. In furtherance thereof, the Company will increase the size of the Board (subject to the limitations set forth in the Company’s charter or the Company’s bylaws or imposed by the VSCA), or use its commercially reasonable efforts to secure the resignation of directors, or both, as is reasonably necessary to permit Purchaser’s Designees to be elected to the Board.
      In the event that Purchaser’s Designees are elected to the Board, subject to the other terms of the Merger Agreement and until the Effective Time, the Board will have at least two directors who are directors on the date hereof and neither of whom is an officer of the Company nor a designee, shareholder, affiliate or associate (within the meaning of the federal securities laws) of Parent or Purchaser (one or more of such directors, the “Independent Directors”); provided, however, that, in such event, if the number of Independent Directors will be reduced below two for any reason whatsoever, to the extent permitted by the VSCA, any remaining Independent Directors will be entitled to designate persons to fill such vacancies who will be deemed Independent Directors for purposes of the Merger Agreement or, if no Independent Director then remains, the other directors will designate one person to fill one of the vacancies who will not be a shareholder, affiliate or associate of Parent or Purchaser and such person will be deemed to be an Independent Director for purposes of the Merger Agreement, and Parent or Purchaser, as applicable, will use its commercially reasonable efforts to cause its designees to designate such person. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Purchaser’s Designees are elected to the Board, after the acceptance for payment of shares of Common Stock pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to

•	amend or terminate the Merger Agreement on behalf of the Company;

•	exercise or waive any of the Company’s rights, benefits or remedies thereunder;

•	extend the time for performance of Parent’s or Purchaser’s obligations thereunder; or

•	take any other action by the Board under or in connection with the Merger Agreement;
provided, however, that if there will be no such directors, such actions may be effected by unanimous vote of the entire Board.

Name, Age, Principal Occupation and Employment History of Purchaser’s Designees
      As of the date of this Information Statement, Parent and Purchaser have not determined who will be Purchaser’s Designees. Parent and Purchaser have informed the Company that it will select the Purchaser’s Designees from the individuals named below to serve on the Board. Parent and Purchaser have advised the Company that each of the persons listed below as a potential Purchaser Designee has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Parent and the Purchaser have advised the Company that none of the persons listed below or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions between Parent, Purchaser and the Company that have been described in the Schedule 14D-9 or this Information Statement.
      Parent and Purchaser have advised the Company that none of the persons listed below as a potential Purchaser Designee has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.
      It is expected that Purchaser’s Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than twenty business days after April 19, 2005, and that, upon assuming office, Purchaser’s Designees will thereafter constitute a majority of the Board.
      The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. The current business address for each individual listed below, unless indicated below, is c/o 3110 Kettering Boulevard Dayton, Ohio 45439, Telephone: (937) 531-6359. Each such person is, unless indicated below, a citizen of the United States.

		Present Principal Occupation or		Business
Name	Age	Employment	Business Address(es)	Telephone	Immediate Past Five Year

Bruce E. Anderson	51	Communications Director, WinWholesale Secretary, WinWholesale	3110 Kettering Blvd. Dayton, OH 45439	(937) 294-5331	Employment History WinWholesale Inc.
Karl K. Balbach	68	President, Promatch, Inc.	2251 Arbor Blvd. Dayton, OH 45439	(937) 299-0185	Promatch, Inc.
Jack W. Johnston	57	Chief Financial Officer, WinWholesale Inc.	3110 Kettering Blvd. Dayton, OH 45439	(937) 294-5331	WinWholesale Inc.
Thomas W. Kemp	69	CFO consulting services	816 Timberlake Court Dayton, OH 45429	(937) 294-3186	Self-employed providing CFO consulting services
Jack D. Osenbaugh	65	Vice President, WinWholesale Inc.	3110 Kettering Blvd. Dayton, OH 45439	(937) 294-6876	President, Winholesale
Gerald I. Padilla	69	Retired	4806 Indigo Court Pueblo, CO 81001	(719) 544-2749	Retired
Joseph A. Schenk	56	Professor, University of Dayton	300 College Park Dayton, OH 45469	(937) 229-3116	University of Dayton
		620 Shafor Blvd. Dayton, OH 45419	(937) 643-3476
Richard W. Schwartz	56	President and CEO, WinWholesale	3110 Kettering Blvd. Dayton, OH 45439	(937) 294-6878	1972-1998 Pres., Dapsco Inc. 1998-2005 President/ CEO Primus/ WinWholesale

Directors and Officers of the Company
Directors of the Company
      Thomas N. Allen — Age 66, Director since 1995, Chairman, The Clovelly Corp. (Real estate and investment company), since 2001. Previously Chairman of East Coast Oil Corp. (Retail gasoline/ convenient stores); Director of Overnite Company.
      Mark M. Gambill — Age 54, Director since 2001, Managing partner — Cary Street Partners (Financial advisory and wealth management firm) since September 1999. Director of Speedway Motorsports, Inc.
      Allen C. Goolsby — Age 65, Director since 1989, Partner, Hunton & Williams LLP (Attorneys).
      Arthur P. Henderson, Jr. — Age 61, Director since 1983, Vice President — Finance.
      C. Edward Pleasants — Age 64, Director since 1999, Retired Chairman of Pleasants Hardware Company (Architectural door and hardware distributor).
      Lloyd U. Noland, III — Age 61, Director since 1979, Chairman of the Board and President; Director of Wachovia Company.
      Mr. Kenneth C. King, resigned from the Board on April 1, 2005, concurrent with his retirement from the Company after 42 years of service.
Executive Officers of the Company

		Positions and Offices Held with the	Business Experience During the Past Five
Name	Age	Company	Years

Lloyd U. Noland, III	61	Chairman of the Board, President and Director. Officer since 1981	Chief Executive Officer of the Company.

Arthur P. Henderson, Jr.	61	Vice President — Finance. Officer since 1983	Chief Financial Officer of the Company.

Benjamin A. Williams, III	58	Chairman and CEO of Noland Properties, Inc., a wholly owned subsidiary of Company since April 2001	Responsible for management of the Company’s real estate activities. Previously a commercial and corporate attorney in private practice.

John E. Gullett	63	Vice President — Corporate Communications. Officer since 1982	Responsible for the Company’s Corporate Communications Department.

Jean F. Preston	44	Vice President — Marketing and Branch Operations. Officer since 1999	Responsible for the Company’s marketing activities and overseeing branch operations.

James E. Sykes, Jr.	61	Treasurer/Secretary. Officer since 1982	Responsible for the Company’s treasury and accounting functions and secretarial duties.
      All executive officers were elected for a term of one year beginning May 1, 2004 and/or until their successors are elected and qualified. None of the executive officers are related by blood, marriage or adoption. Service has been continuous since the date elected to their present positions. There are no arrangements or understandings between any officer and any other person pursuant to which he was elected an officer.

Board and Standing Committees of the Board
      The Company is managed under the direction of a six member Board and by the Chairman of the Board and other officers to whom authority has been delegated. Because the Noland Family owns 61.52% of the Common Stock, the Company is considered a “controlled company” under the rules of the NASDAQ Stock Market, Inc. and, accordingly, is exempt from the requirement to have a majority of independent directors and from the requirement that the Executive Compensation Committee and the Nominating and Governance Committee consist solely of independent directors. The Board has determined that Messrs. Allen, Gambill and Pleasants are “independent directors” as defined in NASDAQ Rule 4200.
      In 2004, each Director attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during 2004 and (ii) the total number of meetings of all Board committees on which the Director served. Directors are strongly encouraged to attend each annual meeting of the Company’s shareholders. All directors attended last year’s annual meeting.
      During 2004, the Board met four times. On five occasions, the Board acted by written consent. Members of the Board who are employees of the Company serve without compensation. Each non-employee Director receives a deferred award of Common Stock having an aggregate fair market value of $3,750 each quarter (see compensation of Executive Officers and Directors), plus $1,000 per Committee Meeting ($500 if attended via telephone).
      The Board elected an Executive Committee that until April 1, 2005, consisted of Messrs. Noland III, King and Henderson. Subsequent to Mr. King’s retirement on April 1, 2005, the Executive Committee has consisted of Messrs. Noland III and Henderson. When the Board is not in session, the Executive Committee generally has the authority of the Board except that the VSCA prohibits certain actions by committees. During 2004, the Executive Committee met seven times.
      The Board appointed an Executive Compensation Committee consisting of Messrs. Allen, Gambill, Goolsby, and Pleasants, with Mr. Pleasants acting as chairman. The Committee’s primary responsibility is to oversee the performance and compensation of the chief executive officer, to develop and oversee the implementation of the Company’s philosophy with respect to the cash- and equity-based incentive compensation for the principal officers and other key employees and to review and make recommendations concerning the administration of certain benefit plans. During 2004, the Executive Compensation Committee met one time.
      The Board appointed an Audit Committee consisting of Messrs. Allen, Gambill, and Pleasants, with Mr. Gambill acting as chairman. The Board has determined that each member meets NASDAQ’s financial literacy requirement and the independence requirements contained in Exchange Act Rule 10A-3(b)(1). In addition, the Board has determined that Mr. Mark Gambill meets the SEC criteria for “audit committee financial expert”. The Audit Committee oversees the preparation of the Company’s financial statements, approves the engagement and compensation of the independent registered public accounting firm, reviews with the independent registered public accounting firm the plans and results of the audit engagement, approves professional services to be provided by the independent registered public accounting firm, reviews the independence of the independent registered public accounting firm, and reviews the adequacy of the Company’s disclosure controls and internal accounting controls. During 2004 the Audit Committee met five times.
      The Board appointed a Nominating and Governance Committee consisting of Messrs. Allen, Gambill, Goolsby and Pleasants. Mr. Allen serves as chairman. The Nominating and Governance Committee identifies and recommends qualified nominees for election as directors; recommends directors to serve on Committees of the Board; and recommends corporate governance guidelines for the Company. The Committee identifies candidates for election to the Board on its own as well as by considering recommendations from shareholders, other members of the Board, officers and employees and other sources that the Committee deems appropriate. Shareholders may submit any such recommendations to the Nominating and Governance Committee through the method described below under “Proposals.” In addition, in accordance with the Company’s bylaws, any shareholder entitled to vote for the election of directors may nominate persons for election to the Board if such shareholder complies with the procedures set forth in the bylaws and summarized in “Proposals” below. During 2004 the Nominating and Governance Committee met one time.
      The Committee Charters, corporate governance guidelines, Code of Ethics for the Chief Executive Officer and Senior Financial Officers, code of ethics for all directors, officers and employees, procedures pertaining to audit and non-audit services rendered by the Company’s independent public accountants, the hiring of employees or former employees of the Company’s independent public accountants and the receipt, treatment and retention of complaints concerning questionable accounting, internal control or auditing matters are posted on the Company’s web site at http://www.noland.com and each is available in print to any shareholder who requests it.
      The Company’s independent directors met as a group in executive session twice in 2004. The Chair for these sessions rotates from meeting to meeting among the Chairmen of the Executive Compensation Committee, Audit Committee and the Nominating and Governance Committee.
      The Company’s Corporate Governance Guidelines provide that the Board shall conduct an annual evaluation to determine, among other matters, whether the Board and the Committee are functioning effectively. The Audit Committee, Executive Compensation Committee and Nominating and Governance Committee each is also required to conduct an annual self-evaluation.
      The Company’s Corporate Governance Guidelines, Code of Conduct and the charters of the Audit, Executive Compensation, and Nominating and Governance Committees are available on the Company’s Internet website at http://www.noland.com, and are available in print to any shareholder upon request by writing to R. L. Welborn, Assistant Vice President-Finance, Noland Company, 80 29th Street, Newport News, Virginia 23607.
Shareholder Communications to the Directors
      Shareholders may send communications to one or more members of the Board by sending written correspondence to the Chairman of the Nominating and Governance Committee at Noland Company, 80 29th Street, Newport News, Virginia 23607, Attention: Corporate Secretary. The Chairman of the Nominating and Governance Committee is responsible for evaluating the materiality of each shareholder communication and determining its disposition.
Nominating and Governance Committee Process for Identifying and Evaluating Director Candidates
      The Nominating and Governance Committee will evaluate all candidates for election to the Board, regardless of the source from which the candidate was first identified, based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering the individual nominees, the Nominating and Governance Committee will take into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board. The Nominating and Governance Committee also will ensure that the Board is composed of a sufficient number of independent directors to satisfy the NASDAQ listing requirements. In addition, the Nominating and Governance Committee will seek to assure that Audit Committee members satisfy the NASDAQ financial and accounting experience requirements and the heightened independence standards of the SEC and that at least one of such members qualifies as an “audit committee financial expert” (as defined by the SEC). There are no differences in the manner in which the Nominating and Governance Committee evaluates director candidates based on whether the candidate is recommended by a shareholder. The Nominating and Governance Committee did not receive any recommendations from any shareholders in connection with its 2005 annual meeting.
Shareholder Proposals
      Any shareholder desiring to make a proposal to be acted upon at the 2006 Annual Meeting of Shareholders must present such proposal to the Company at its principal office in Newport News, Virginia, not later than December 2, 2005, in order for it to be considered for inclusion in the Company’s Proxy Statement relating to the 2006 meeting pursuant to Rule 14a-8 under the Exchange Act.
      The Company’s bylaws provide that a shareholder of the Company entitled to vote for the election of directors may nominate persons for election to the Board by delivering written notice to the Secretary of the Company with respect to an election to be held at an annual meeting of shareholders, such notice generally must be delivered not later than the close of business on the ninetieth day nor earlier than the close of business on the one-hundred twentieth day prior to the first anniversary of the preceding year’s annual meeting.
The shareholder’s notice must include

•	as to each person whom the shareholder proposes to nominate for election as a director:

•	all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A under the Exchange Act; and

•	such person’s written consent to being named in the proxy statement as a nominee and to serving as such director if elected; and

•	as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

•	the name and address of such shareholder, as they appear on the Company’s books, and of such beneficial owner;

•	the class and number of shares of capital stock of the Company that are owned beneficially and of record by such shareholder and such beneficial owner;

•	a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

•	a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company’s outstanding capital stock required to elect the nominee and/or (2) otherwise to solicit proxies from shareholders in support of such nomination.
      In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the Company within the time limits described in the immediately preceding paragraph. The shareholder’s notice must contain:

•	as to each matter:

•	a brief description of the business desired to be brought before the meeting,

•	the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Company, the language of the proposed amendment),

•	the reasons for conducting such business at the meeting, and

•	any material interest in such business of such shareholder and for the beneficial owner, if any, on whose behalf the proposal is made and

•	as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the information described above with respect to the shareholder proposing such business.

Audit Committee Report
      The Audit Committee of the Board is composed of three independent directors and operates under a written charter adopted by the Board. The Audit Committee approves the selection of the Company’s independent registered public accounting firm subject to shareholder ratification. Management is responsible for the Company’s disclosure controls, internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with standards of the Public Company Accounting Oversight Board and for issuing a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes and to report to the Board thereon. In this context, the Audit Committee has met privately with management and KPMG LLP, the Company’s independent registered public accounting firm, all of whom have unrestricted access to the Committee.
      The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, (Codification of Statement on Accounting Standards), including the scope of the auditors’ responsibilities, significant accounting adjustments and any disagreements with management.
      The Audit Committee has also received the written disclosures and the letter from KPMG LLP relating to the independence of that firm, and has discussed with KPMG LLP that firm’s independence from the Company.
      The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP. Based on this review and these discussions, the representation of management that the consolidated financial statements were prepared in accordance with generally accepted accounting principles and the report of KPMG LLP to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s annual report on Form 10-K for the year ended December 31, 2004 to be filed with the Securities and Exchange Commission.
      The Audit Committee also reviews with management and the independent registered public accounting firm the results of the independent registered public accounting firm’s review of the unaudited financial statements that are included in the company’s quarterly reports on Form 10-Q.
      The Audit Committee has adopted a policy for the provision of audit services and permitted non-audit services by the Company’s independent registered public accounting firm. The Company’s chief financial officer has primary responsibility to the Audit Committee for administration and enforcement of this policy and for reporting non-compliance. Under the policy the chief financial officer is responsible for presenting the Audit Committee an annual budget and plan for audit services and for any proposed audit-related, tax or other non-audit services to be performed by the independent registered public accounting firm. The presentation must be in sufficient detail to define clearly the services included. Any services included within the budget and plan that the audit committee approves requires no further Committee approval for that budget year. All other audit and permissible non-audit engagements of the independent registered public accounting firm must be approved in advance by the Audit Committee.
Mark M. Gambill, Chairman
Thomas N. Allen
C. Edward Pleasants

Beneficial Ownership of Common Stock
      The following table sets forth, to the knowledge of the Company, information regarding the number and percentage of shares of Common Stock beneficially owned by all persons and entities who as of March 14, 2005, beneficially own five percent or more of the outstanding Common Stock, other than directors and executive officers of the Company, whose share ownership is reflected in the table below. The information regarding beneficial ownership of Common Stock by the persons and entities identified below is included in reliance on a report filed with the SEC by these persons and entities, except that the percentage is based upon the Company’s calculations made in reliance upon the number of shares reported to be beneficially owned by the person or entity in the report and the number of shares of Common Stock outstanding on March 14, 2005.

	Title and Class of	Amount and Nature of	Percent of
Name and Address	Voting Security	Beneficial Ownership	Class

Jane K. Noland, Lloyd U. Noland, III, Susan C. Noland, and Anne N. Edwards individually and as trustees of The L. U. Noland 1982 Trust and Lloyd U. Noland Jr.	Common Stock	2,082,125(1) shares	61.52%
80 29th Street
Newport News, VA 23607

Blackfriars Corp. (formerly Edmundson International, Inc.)	Common Stock	609,825 shares	18.02%
31356 Via Colinas
Westlake Village, CA 91362

The Burton Partnership, Limited Partnership and The Burton Partnership (QP), Limited Partnership	Common Stock	188,883 shares	5.58%
P.O. Box 4643
Jackson, WY 83001

(1)	The trustees of The L. U. Noland 1982 Trust are Mr. Lloyd U. Noland, Jr.’s wife, Jane K. Noland, and his three children: Lloyd U. Noland, III, Susan C. Noland and Anne N. Edwards. The trust assets include 906,996 shares of Common Stock of the Company and a majority of the outstanding voting stock of Basic, Inc., which, in turn, owns 893,967 shares of the Company’s Common Stock. Since the trustees have the sole power to vote and to dispose of shares held in the L. U. Noland 1982 Trust, each trustee may be deemed to have beneficial ownership of 1,800,963 shares of the Company’s Common Stock (including the shares owned by Basic, Inc.). The trustees share the power to vote and direct the disposition of such shares. Each trustee owns the following additional shares of the Company’s Common Stock, with sole power to vote and dispose of all of such shares except for 155,138 shares attributed to Jane K. Noland, but owned by her husband, Lloyd U. Noland, Jr.; 1,095 shares attributed to Anne N. Edwards, but owned by her husband; and 2,190 shares attributed to Lloyd U. Noland, III but owned by his wife and one of his children:

Jane K. Noland	182,270
Lloyd U. Noland, III	49,425
Susan C. Noland	26,736
Anne N. Edwards	21,831
      Lloyd U. Noland, III also has voting power only over 4,900 shares of unvested restricted stock. All of such shares are included in the above table. As a group, the Noland family may be deemed to be the owners of an aggregate of 2,082,125 shares or 61.52% of the outstanding Common Stock.

      The following table sets forth as of March 14, 2005, the beneficial ownership of the Common Stock of each director, each executive officer named in the Summary Compensation Table, and of all directors and executive officers of the Company as a group.

	Shares of Common Stock
Name of Beneficial Owner or	Beneficially Owned	Percent of
Number of Persons in Group	on March 14, 2005	Class(1)

Thomas N. Allen	1,000	—
Mark M. Gambill	4,100	—
Allen C. Goolsby	350	—
Arthur P Henderson, Jr.	8,200	0.24%
Kenneth C. King(2)	7,449	0.22%
Lloyd U. Noland, III(3)	1,851,288	54.70%
C. Edward Pleasants	4,000	—
Jean F. Preston	6,910	—
Benjamin A. Williams, III	1,975	—
All officers and directors of the Company as a group (17 persons)	1,905,794	56.31%

(1)	Less than .2% except as indicated.

(2)	Mr. King retired on April 1, 2005.

(3)	See the five percent beneficial ownership table above.
      Except as described above with respect to shares held by the Noland family, each Director and Officer has the sole power to vote the shares of Common Stock attributed to him in this table.
Section 16(a) Beneficial Ownership Reporting Compliance
      Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock beneficially owned by them. Directors, executive officers and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) reports they file with the SEC. Based solely on its review of the forms required to be filed with the Securities and Exchange Commission by Section 16(a) of the Securities Exchange Act of 1934, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Company’s Common Stock.

Compensation of Executive Officers and Directors
      The following table presents information relating to total compensation of the Chief Executive Officer and the four next most highly compensated executive officers of the Company for the fiscal year ended December 31, 2004.
Summary Compensation Table

				Long-Term
				Compensation
	Annual Compensation
				Restricted Stock	All Other
Name and Principal Position	Year	Salary	Bonus	Awards(1)	Compensation(2)

Lloyd U. Noland, III	2004	$207,500	$195,000	$41,400	$17,694
Chief Executive Officer	2003	$182,500	$100,000	$41,500	$12,888
	2002	$153,750	$75,000	$30,280	$8,669

Kenneth C. King(3)	2004	$149,000	$175,000	$41,400	$14,829
Vice President — Marketing	2003	$146,000	$90,000	$41,500	$11,743
and Branch Operations	2002	$143,000	$70,000	$30,280	$8,393

Arthur P. Henderson, Jr.	2004	$108,317	$130,000	$32,200	$13,622
Vice President — Finance	2003	$100,800	$65,000	$31,125	$10,852
	2002	$97,800	$42,750	$22,710	$7,751

Jean F. Preston(4)	2004	$108,250	$120,000	$32,200	$12,960
Vice President —	2003	$100,000	$65,000	$31,125	$10,312
Corporate Data	2002	$96,250	$41,000	$22,710	$7,291

Benjamin A. Williams, III	2004	$154,500	$110,000	$32,200	$15,160
Chairman and President —	2003	$151,125	$60,000	$—	$11,914
Noland Properties, Inc.	2002	$150,000	$40,000	$—	$8,572

(1)	Restricted stock awards valued at market price per share of $46.00, $41.50, and $30.28 per share on December 31, 2004, 2003, and 2002, respectively. Recipients have the right to receive dividends and vote the restricted shares.

(2)	Profit sharing allocation, life insurance and expense reimbursement.

(3)	Mr. King retired on April 1, 2005.

(4)	Mr. Preston was promoted to Vice President Marketing and Branch Operations on April 1, 2005, upon Mr. King’s retirement.
Retirement Benefits
      Payments by the Company to the Improved Retirement Plan for Employees of Noland Company (the Plan) are made based on recommendations by the Plan’s actuary. The Plan is a defined benefit “Career Average” plan. Annual retirement benefits are computed by adding, for each year of credited service, the sum of 1.333% of compensation (up to “Covered Compensation”) and 1.933% of compensation over “Covered Compensation.” Covered Compensation is generally the average of the Social Security wage bases over a working career.
      The amounts shown below do not include Social Security benefits and are not subject to any reductions on account of such benefits. Estimated annual benefits (assuming continued employment to age 65 on a life-only annuity basis) accrued to date and payable at age 65 to Lloyd U. Noland, III, Kenneth C. King, Arthur P. Henderson, Jr., Jean F. Preston and Benjamin A. Williams, III are $65,083, $58,563, $54,807, $94,103 and $29,600, respectively.
      On April 11, 2005, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors of the Company approved and adopted the Noland Company Executive

Severance Plan (the “Severance Plan”), effective as of April 1, 2005. In addition, the Board of Directors amended the Noland Company Severance Pay Program and the Noland Company Restricted Stock Plan.
      Under the Severance Plan, if during a Participant’s Protection Period (as defined in the Severance Plan) either (i) such Participant’s employment with the Company is terminated by the Company for any reason other than for Cause (as defined in the Severance Plan) or (ii) the Participant terminates his or her employment with the Company for Good Reason (as defined in the Severance Plan) then the Participant is entitled under the Severance Plan to receive a severance benefit equal in amount to the Severance Multiple (as defined in the Severance Plan) times the sum of (x) the Participant’s annualized base salary in effect as of the end of the month preceding the Participant’s Separation Date (as defined in the Severance Plan) and (y) the average annual bonus paid or deemed paid to the Participant for the three full calendar years immediately prior to the calendar year in which the Participant’s Separation Date occurs. Such severance benefit shall be payable monthly over the remaining full or partial months of the Participant’s Protection Period as of the Participant’s Separation Date. In addition, during the Participant’s Protection Period or such longer period as provided by the terms of the applicable welfare benefit plan, program, practice or policy, the Company shall continue medical, disability and life insurance benefits to the Participant and/or the Participant’s family. The Participant’s Protection Plan is reduced by one day for each day of continued comparable employment by the Company or its successor and severance benefits are reduced by all amounts actually earned by Participant from other employment accepted by the Participant after the Participant’s Separation Date.
      If the Participant’s employment is terminated due to the Participant’s death or disability during the Protection Period then the Company shall have no further obligations under the Severance Plan other than for payment of Accrued Obligations (as defined in the Severance Plan) and the timely payment and provision of Other Benefits (as defined in the Severance Plan).
      If a Participant’s employment is terminated for Cause during the Protection Period, then the Company shall have no further obligations to the Participant under the Severance Plan other than the obligation to pay to the Participant (i) such Participant’s annual base salary through the Separation Date, and (ii) Other Benefits, in each case to the extent theretofore unpaid.
      The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Severance Plan, which is filed as Exhibit (e)(8) to this Statement and is incorporated herein by reference.
Board Compensation
      Non-employee Directors are compensated in accordance with the 1999 Outside Directors Stock Plan (the Plan). The Plan provides each non-employee Director with a deferred award of whole and fractional shares of Noland Company Common Stock with an aggregate fair market share of $3,750 each quarter. To satisfy its obligations under the Plan, the Company created the Noland Company Common Stock Benefit Trust (the Trust). The Trust is a “grantor trust” as defined in section 671 of the Internal Revenue Code of 1986, as amended. The Company contributes to the Trust Noland Company Common Stock that will be held by the Trust until paid to participants and beneficiaries of the Plan as soon as practicable after the participant ceases to be a member of the Board. In addition, each outside Director is paid $1,000 for each Committee meeting attended ($500 if attended via telephone).
Compensation Committee Interlocks and Insider Participation
      The Executive Compensation Committee consists of Messrs. Allen, Gambill, Goolsby, and Pleasants. Mr. Goolsby is a member of the law firm Hunton & Williams LLP, which has provided legal services to the Company for many years.

Report of Executive Compensation Committee
      The Executive Compensation Committee (the Committee) is charged with the responsibility of making an initial determination regarding any changes in executive compensation policy and making recommendations to the Board with respect to compensation of the Company’s executive officers.
      The Committee believes that the Company’s compensation program should provide competitive overall compensation for executive officers, including base salaries and short and long-term incentives. The Committee has concluded that the close link between the Company’s business and the cyclical building and construction industry make it prudent for the Company to maintain a conservative approach to base compensation while at the same time providing competitive total pay opportunities to its executive officers through long and short-term incentives. Targeted bonuses range from 20% of base compensation for certain key employees to 50% of base compensation for the principal executive officer. Early in 2004, the Committee added an additional incentive in the form of an enhanced allocation to the bonus pool for pre-tax, pre-LIFO, pre-bonus profits in excess of $20,000,000.
      The base compensation for the Company’s executive officers reflects the Committee’s conservative approach. With the exception of J.F. Preston, whose compensation was increased significantly to reflect his new position as Vice President of Marketing and Branch Operations, the average increase in base compensation of the executive officers for 2005 will be about 4.3%. Reflecting the strong overall performance in 2004, total cash bonus awards for 2004 of $1,323,000 were approximately twice as large as the awards made in 2003. Bonus awards were made to 16 key employees and officers nominated by the Chief Executive Officer. In determining executive bonuses for 2004, the Committee focused primarily on revenues; profit margins; profits before LIFO inventory adjustments, extra compensation and income taxes, and each executive officer’s performance for the year against previously established targets. The Committee did not assign a specific value to each factor.
      Mr. Noland’s base compensation for 2004 was fixed at $207,500. His base compensation for 2005 will be $217,500. For 2004 Mr. Noland was awarded a cash bonus of $195,000, which was significantly more than his 2003 bonus of $100,000. The Committee believes that Mr. Noland has been the leader in effecting substantial improvements in the Company’s operations, particularly with respect to improvements in the Company’s revenues, profit margins and earnings, as well as the skill levels of the Company’s managers and the contribution to revenues from the Company’s real estate holdings. In establishing the 2004 bonus, the Committee did not assign a specific value to any one factor, but concluded that, along with the other participants, Mr. Noland should receive a significantly higher bonus than for 2003 to reflect the Company’s record performance. Mr. Noland also received a restricted stock award of 900 shares of the Company’s common stock.
      Overall, the Committee believes that its compensation plan provides meaningful incentives to the executive officers and other key employees to improve performance and shareholder return.
      Because none of the Company’s executive officers receives annual compensation in excess of $1 million, the Company has not taken any position with respect to the cap on tax deductibility of compensation in excess of that amount established under the Omnibus Budget Reconciliation Act of 1993.
C. Edward Pleasants, Chairman
Thomas N. Allen
Mark M. Gambill
Allen C. Goolsby
Certain Relationships and Related Transactions
      The Company is in the ninth year of a ten-year agreement to lease its corporate headquarters office building. The building is owned by Basic, Inc. (see Voting Securities and Principal Holders Thereof). The Company pays an annual rental fee of approximately $290,000 and bears the direct costs of utilities and real estate taxes. The terms of the lease were based on an evaluation by an independent real estate firm.

      Noland Properties, Inc., a wholly owned subsidiary of the Company, has entered into an agreement with Basic Construction Company, a wholly owned subsidiary of Basic, Inc. (see Voting Securities and Principal Holders Thereof), whereby Basic Construction has agreed to provide certain site improvements on a property owned by Noland Properties, Inc. in James City County, Virginia. The cost to Noland Properties of such improvements is approximately $237,000.
      Mr. Goolsby, a member of the Company’s Board of Directors, is also a partner at the law firm of Hunton & Williams LLP, the Company’s primary outside counsel.
Stock Performance
      The following graph compares the Five Year cumulative total shareholder return among the Company, the NASDAQ Market Value Index and Hughes Supply, Inc. The comparison assumes $100 was invested as of January 1, 1999 and the reinvestment of all dividends.
Data points are as follows:

	1999	2000	2001	2002	2003	2004

Noland Company	$100.00	$93.31	$168.53	$177.25	$245.18	$273.75

Hughes Supply, Inc.	$100.00	$84.84	$148.54	$132.76	$244.25	$321.34

NASDAQ Market Index	$100.00	$62.85	$50.10	$34.95	$52.55	$56.97

The return for Hughes Supply, Inc. has been adjusted to reflect differences in market capitalization.

Annex B
[Letterhead of The Blackstone Group L.P.]
April 11, 2005
Special Committee of the Board of Directors
Noland Company
80 29th Street
Newport News, Virginia 23607
Gentlemen:
      Noland Company (“Noland” or the “Company”), and Primus Inc. (“Primus”) are parties to the Agreement of Merger, dated April 11, 2005 (the “Merger Agreement”), which provides for, among other things, the acquisition of all of the Company’s outstanding common stock, par value $10.00 per share (the “Transaction”). Pursuant to the Merger Agreement, Noland shareholders will receive cash consideration of $74 per share (the “Consideration”). You have asked us whether, in our opinion, the Consideration to be received by Noland shareholders is fair to such shareholders from a financial point of view.
      In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business, financial condition, and operations of Noland that we believe to be relevant to our inquiry.

•	Reviewed certain internal information concerning the business, financial condition, and operations of Noland that we believe to be relevant to our inquiry.

•	Reviewed certain internal financial analyses relating to Noland, prepared and furnished to us by the management of Noland.

•	Reviewed certain estimates and forecasts relating to Noland, prepared and furnished to us by the management of Noland.

•	Reviewed the Merger Agreement, dated April 11, 2005.

•	Held discussions with members of management of Noland concerning Noland’s business, operating and regulatory environment, financial condition, prospects, and strategic objectives.

•	Compared certain financial information for Noland with similar information for certain other industrial distribution companies, the securities of which are publicly traded where applicable.

•	Reviewed the financial terms of certain recent business combinations in the industrial distribution industry.

•	Performed discounted cash flow analyses on the financial projections of Noland.

•	Performed such other studies and analyses and took into account such other matters we deemed appropriate.
      In preparing this opinion, we have relied, without independent verification, upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by Noland or otherwise reviewed by us. We have assumed that the financial and other projections prepared by Noland, and the assumptions underlying those projections, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent management’s best estimates as of the date of their preparation. We have further relied upon the assurances of the management of Noland that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

      While we have reviewed Noland’s historical and projected financial results, we have not made an independent evaluation or appraisal of the Company’s assets and liabilities. We also have not performed due diligence on the Company’s physical properties and facilities; sales, marketing, distribution or service organizations; or product markets. We have not considered in reaching the conclusions set forth in this opinion the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company.
      We have assumed that the transactions contemplated by the Merger Agreement will be consummated on substantially the terms set forth therein. This opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only.
      It is understood that this letter is for the reliance of the Special Committee and the full Board of Directors only and, without our prior written consent, is not to be relied upon or quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors. However, Blackstone understands that the existence of any opinion may be disclosed by the Company in a press release and a description of this opinion will be contained in, and a copy of this opinion will be filed as an exhibit to, the disclosure documents relating to the Transaction and agrees to not unreasonably withhold its written approval for such use as appropriate following Blackstone’s review of, and reasonable opportunity to comment on, any such document.
      We have acted as financial advisor to Noland with respect to the Transaction and will receive a fee from Noland for our services which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expense and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion).
      Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the shareholders of Noland is fair to such shareholders from a financial point of view.

Very truly yours,

/s/ The Blackstone Group L.P.

The Blackstone Group L.P.

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